Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 12 DATED JANUARY 17, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – 649 Madison Avenue, LLC

On January 14, 2019 we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $891,000, (the “649 Madison Senior Loan”). The Borrower, 649 Madison Avenue, LLC, a Delaware limited liability company (“649 Madison”), used the loan proceeds to acquire approximately 7,500 square feet of land; 649 Madison intends to apply for renovation permits to construct approximately 3,500 square feet of creative office space for the site located at 649 North Madison Avenue, Los Angeles, CA 90004 (the “649 Madison Property”).

649 Madison is managed by the principal of Barth Partners, Justin Barth, while Steve Ober and Harold Winnett are providing equity (collectively, the “Sponsors”). The Sponsors have partnered on four other projects totaling approximately 50 units valued at approximately $70 million.

The 649 Madison Property is comprised of one parcel, which is improved with an approximately 3,300 square foot warehouse building. We anticipate that upon completion of the renovation, the updated building will have a new HVAC, electrical and plumbing systems, steel windows, new corrugated metal siding, and skylights.

On the original closing date of the 649 Madison Senior Loan, 649 Madison was capitalized with approximately $304,000 of equity capital from the Sponsors.

The 649 Madison Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current on a monthly basis through the maturity date, January 14, 2020 (the “649 Madison Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.75% of the 649 Madison Senior Loan amount, paid directly by 649 Madison.

649 Madison has the ability to extend the 649 Madison Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 649 Madison will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 11.0%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the 649 Madison Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 77.5%. The LTPP ratio is the amount of the 649 Madison Senior Loan divided by the land purchase price. As of its closing date, the 649 Madison Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 77.5%. The LTV ratio is the amount of the 649 Madison Senior Loan divided by the January 2019, third-party appraised value of the 649 Madison Property. There can be no assurance that such value is correct.

The 649 Madison Property is located in the East Hollywood neighborhood of Los Angeles, CA. The site is approximately 5 miles northwest of Downtown Los Angeles, and is within close proximity to parks, shops, restaurants and the Los Angeles City College.

As the 649 Madison Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.